Bitech Technologies Corporation

600 Anton Boulevard, Suite 1100

Costa Mesa, CA 92626

October 5, 2022

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Alan Campbell
Joe McCann
Nudrat Salik
Terence O’Brien

Re:	Bitech Technologies Corporation (the “Company”)
Registration Statement on Form S-1/A (Amendment No. 1)
Filed September 26, 2022
File No. 333-266887

Ladies and Gentlemen:

The Company is in receipt of the staff’s comment letter dated September 30, 2022 on the above-referenced filing. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed a Form 10/A (Amendment No. 2) (“Amendment No. 2”) along with the filing of other reports as set forth below.

Amendment No. 1 to Registration Statement on Form S-1

Note 6. Restatement of Previously Issued/Reported Financial Statements, page F-20

1. We note your response to comment 4. Please address the following in an amendment to your Form 10-Q for the period ended March 31, 2022 and June 30, 2022:

● In light of the restatement, please help us understand how you were able to determine your disclosure controls and procedures were effective at March 31, 2022 and June 30, 2022. If you determine they were not effective, please revise your conclusions;

● Please clearly label the appropriate columns as restated; and

● Please provide the disclosures required by ASC 250-10-50-7 through 50-11 related to the correction of an error for all periods restated.

RESPONSE: The Company has filed Form 10-Q/A (Amendment No. 2) for the period ended March 31, 2022 to address the comments noted above. The Company does not believe that an amendment to the Form 10-Q for the period ended June 30, 2022 is necessary as the error noted for the financial statements for the period ended March 31, 2022 was corrected in Footnote No. 6 to that report and the comparative financial statements. Furthermore, the disclosure in Amendment No. 2, Item 4, Controls and Procedures, reflects the completion of the revision of the Company’s disclosure and control procedures and policies in remediation of the material weakness in disclosure controls.

United States Securities and Exchange Commission

October 5, 2022

Exhibits

2. Please provide a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

RESPONSE: The Company has filed Form S-1 (Amendment No. 2) to address the comment noted above.

We trust the foregoing and the Form 10-Q/A (Amendment No. 2) for the period ended March 31, 2022 and Amendment No. 2 to the Form S-1 are fully responsive to the staff’s comments. Further, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Benjamin Tran
Benjamin Tran, Chief Executive Officer

cc:	Laura Anthony, Esq.